Exhibit 12

                       ENRON CORP. AND SUBSIDIARIES
                    COMPUTATION OF RATIO OF EARNINGS TO
                               FIXED CHARGES
                           (Dollars in Millions)
                                (Unaudited)


                                   Three Months
                                      Ended              Year Ended December 31,
                                     3/31/98     1997    1996     1995     1994    1993

Earnings available for fixed charges
 Net income                            $214      $105   $  584   $  520   $  453   $333
 Less:
   Undistributed earnings and
    losses of less than 50% owned
    affiliates                          (19)      (89)     (39)     (14)      (9)   (20)
   Capitalized interest of
    nonregulated companies               (9)      (16)     (10)      (8)      (9)   (26)
 Add:
   Fixed charges (1)                    174       674      454      436      487    471
   Minority interest                     26        80       75       27       30     28
   Income tax expense                    84       (65)     297      310      190    148
     Total                             $470      $689   $1,361   $1,271   $1,142   $934

Fixed Charges
 Interest expense (1)                  $157      $624   $  404   $  386   $  445   $436
 Rental expense representative of
  interest factor                        17        50       50       50       42     35
     Total                             $174      $674   $  454   $  436   $  487   $471

Ratio of earnings to fixed charges     2.70      1.02     3.00     2.92     2.34   1.98

(1) Amounts exclude costs incurred on sales of accounts receivables.
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